--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -----------------

                                    FORM 6-K

                               -----------------


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

             Report on Form 6-K dated For the month of February 2008

                               -----------------

                             Homex Development Corp.
                 (Translation of Registrant's Name Into English)

                               -----------------

                   Boulevard Alfonso Zaragoza Maytorena 2204.
                    Bonanza 80020. Culiacan, Sinaloa, Mexico.
                    (Address of principal executive offices)

                               -----------------

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                   Form 20-F   X         Form 40-F
                             -------               ------------

      (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                       Yes                  No
                           ------------        --------

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-__________)

--------------------------------------------------------------------------------

Enclosure:        February 5, 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                              Homex Development Corp.

Date: February 5, 2008
                                              By: Alan Castellanos
                                              Name:  Alan Castellanos
                                              Title: Chief Financial Officer


                                              By: Ramon Lafarga
                                              Name: Ramon Lafarga
                                              Title: Administrative and
                                              Accounting Officer

      Desarrolladora Homex Announced Today that its Main Shareholders have
                   Acquired an Additional 5.1% of the Company

      CULIACAN, Mexico, Feb. 5 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A.B de C.V. (Homex or the Company) (NYSE: HXM, BMV: HOMEX) announced today that its main shareholders, the de Nicolas family, led by Mr. Eustaquio de Nicolas Gutierrez, Chairman of the Board of Directors of Homex, acquired 17,142,857 common shares of Homex (representing 5.1% of the Company) from EIP Investment Holdings L.L.C., COMM V.A. (EIP) in a private transaction. Through this purchase, the de Nicolas family holds now, directly or indirectly, 40.0% of Homex's capital.

      After the sale, EIP continues to hold approximately 3.4% of the Company's common stock and the public float remains above 56.6%.

      Eustaquio de Nicolas, Chairman of the Board of Homex, noted, "It pleases us that we are able to express our confidence in the Mexican housing market in this way, as well as our confidence in the continued prosperity of Homex and its ability to provide significant value creation for all our shareholders at the same time. We reiterate our commitment to Homex, which we continue to believe is uniquely positioned to take full advantage of future opportunities in the Mexican housing industry to benefit home buyers, our employees and stockholders."

      "EIP has been a significant private investor for Homex since 2002 and a strategic partner for the Company who has added value to all our shareholders. The private equity fund team led by Gary Garrabrant was also instrumental during our U.S. IPO and attracted important awareness of Homex and its prospects among a key cadre of institutional investors. We appreciate their interest and support," Mr. de Nicolas concluded.

      About Homex

      Desarrolladora Homex, S.A.B de C.V. is a leading, vertically integrated home-development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold, revenues and net income.

      For additional corporate information please visit the Company's web site at: http://www.homex.com.mx

      Investors

      investor.relations@homex.com.mx

SOURCE  Desarrolladora Homex, S.A.B. de C.V.
    -0-                02/05/2008
      /CONTACT: Carlos J. Moctezuma, Head of Investor Relations, Desarrolladora Homex, +011-5266-7758-5838, cmoctezuma@homex.com.mx, or IR Department, investor.relations@homex.com.mx /
      /First Call Analyst: /
      /FCMN Contact: /
      /Web site: http://www.homex.com.mx /
      (HXM)